UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 1-32575	Commission File Number: 1-3788
ROYAL DUTCH SHELL PLC	N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	The Netherlands
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
Tel No: (011 31 70) 377 9111)	Tel No: (011 31 70) 377 9111
(Address of principal executive officers)	(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X] Form 40-F _______	Form 20-F [X ] Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]	Yes _______ No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group's products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

Royal Dutch Shell plc

Royal Dutch Shell announces the restructuring of certain subsidiaries and intended method of obtaining 100% of Royal Dutch shares

20 Sept 2005

Joint Announcement by Royal Dutch Shell plc ('Royal Dutch Shell') and
N.V. Koninklijke Nederlandsche Petroleum Maatschappij ('Royal Dutch')

Summary

Royal Dutch Shell, the single parent company of the Shell Group, announces that it proposes to implement an internal restructuring and merger of certain of its subsidiaries to achieve governance, management and fiscal efficiencies. As part of the restructuring, Royal Dutch would be merged into a subsidiary, Shell Petroleum N.V. (“SPNV”), and the remaining shareholders in Royal Dutch (the “Minority”) would receive cash or, at the option of UK resident shareholders who so elect, loan notes exchangeable into Royal Dutch Shell A shares.

The final terms, including the price to be paid in exchange for each Royal Dutch share held by the Minority, will be determined and announced in the fourth quarter of 2005. Following approval at an extraordinary general meeting (“EGM”), the restructuring is expected to be completed by year-end.

Background

Following completion of the unification transaction (the “Unification”), including the subsequent offer acceptance period that ended on 9 August 2005, Royal Dutch Shell holds approximately 98.5% of the outstanding shares of Royal Dutch and is the sole parent of the Shell Group.

Royal Dutch Shell has announced previously that it reserved the right to use any legally permitted method to obtain 100% of the Royal Dutch shares.

Restructuring of Royal Dutch Shell subsidiaries

As a result of a review to determine the most appropriate governance, management and fiscal structure for the companies beneath Royal Dutch Shell following the Unification, the Board of Royal Dutch Shell now proposes to unwind Royal Dutch and Shell Transport’s respective 60:40 cross holdings in subsidiaries which own directly or indirectly all Shell Group companies. As part of the restructuring Royal Dutch would be merged into a subsidiary, SPNV.

Implementation of the restructuring will require a Royal Dutch EGM. Royal Dutch Shell intends to vote in favour of the restructuring at the EGM. Notice for the EGM will be given in due course and it is intended that the EGM and restructuring will be completed before the year-end. The restructuring will be subject to receipt of any necessary consents and approvals and elements of these proposals are the subject of consultation with relevant staff representative bodies as required.

Acquisition of the interests of the Royal Dutch minority

The proposed merger of Royal Dutch into SPNV will allow for the acquisition on a compulsory basis of the remaining interest in Royal Dutch held by the Minority. In the merger, as a consequence of the intended exchange ratio, the Minority will be entitled solely to a cash payment for the Royal Dutch shares previously held, or, for UK resident shareholders who so elect, to loan notes exchangeable for Royal Dutch Shell A shares based on a value that does not exceed the face amount of the loan notes.

The Royal Dutch Shell Board believes that the acquisition of the shares held by the Minority in this way will be simpler and quicker and therefore result in a more cost efficient process than the alternative Dutch statutory squeeze out procedure.

The Board of Royal Dutch has engaged ABN AMRO Bank N.V. as its financial advisor. ABN AMRO will assist the Board in its evaluation of the fairness to the Minority, from a financial point of view, of the exchange ratio and cash consideration to be received in the restructuring by the Minority.

If the merger is not completed as proposed, the Board of Royal Dutch Shell intends to commence Dutch statutory squeeze out proceedings in order to acquire the shares held by the Minority. A squeeze out would result in the Minority receiving a cash payment in exchange for their Royal Dutch shares.

Loan note alternative for UK-resident Royal Dutch shareholders

As an alternative to the cash payment to which they would otherwise be entitled under the merger, UK-resident Royal Dutch shareholders will be offered the opportunity to elect to receive loan notes that are exchangeable, at the option of the holder or Royal Dutch Shell, into Royal Dutch Shell A shares. These loan notes will provide the ability to achieve a rollover for UK capital gains tax purposes.

The loan notes would have a total face amount equal to the cash payment that a shareholder would otherwise be due. Loan notes would be exchangeable for Royal Dutch Shell A shares on one or more fixed dates based on a value that does not exceed the face amount of the loan notes. The loan notes would be exchangeable for Royal Dutch Shell A shares based on the market price of such shares at the time of exchange, subject to a cap equal to the number of shares the shareholder would have been entitled to in the original offer. In the event that the cap applies, there would be no entitlement to incremental cash compensation.

Enquiries:

Media
UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Bianca Ruakere	+44 20 7934 4323
Netherlands:
Herman Kievits	+31 70 377 8750
Henk Bonder	+31 70 377 8750

Institutional Investors
UK:
David Lawrence	+44 20 7934 3855
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

The exchangeable loan notes would only be available to electing UK resident shareholders providing an appropriate certification. The loan notes and the Royal Dutch Shell Class A ordinary shares into which they are exchangeable would not be offered to US persons and have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or otherwise transferred in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available.

The loan notes will not be offered to persons who are established, domiciled or resident in the Netherlands. Shell Petroleum N.V. as issuer of the loan notes has submitted a statement to the Netherlands Authority for the Financial Markets that the laws and regulations of the jurisdiction in which the loan notes are offered have been and will be complied with.

ABN AMRO Bank N.V. ("ABN AMRO") is acting for Royal Dutch (and may provide certain financial or investment banking services to Royal Dutch Shell, including acting as Dutch exchange agent) and no one else in connection with the transaction and will not be responsible to anyone other than Royal Dutch and Royal Dutch Shell for providing the protections afforded to clients of ABN AMRO or for providing advice in relation to the matters referred to in this announcement.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V.
(Registration Numbers 333-126726 and 333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc
(Registration Number 333-126715).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC	ROYAL DUTCH PETROLEUM COMPANY
(Registrant)	(Registrant)

/s/: M. Edwards Name: M. Edwards Title: Assistant Company Secretary	/s/: Josien Vegter on behalf of Name: J. van der Veer Title: President/Managing Director
/s/: Josien Vegter on behalf of Name: M.C.M. Brandjes Title: Company Secretary

Date: 20 September 2005